As filed with the Securities and Exchange Commission on January 3, 1997


                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549
                             AMENDMENT NO. 1 to
                               SCHEDULE 13E-4
                        ISSUER TENDER OFFER STATEMENT
    (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)


                             FFY FINANCIAL CORP.
                              (Name of issuer)

                             FFY FINANCIAL CORP.
                    (Name of Person(s) Filing Statement)

                   Common Stock, $0.01 Par Value Per Share
                       (Title of Class of Securities)

                                 30242U 10 8
                    (CUSIP Number of Class of Securities)

                             Jeffrey L. Francis
                             FFY Financial Corp.
                          724 Boardman-Poland Road
                           Youngstown, Ohio  44512
                               (330) 726-3396
          (Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications on Behalf of the Person(s) Filing
                                  Statement)


                                 Copies to:

                          James S. Fleischer, P.C.
                          Martin L. Meyrowitz, P.C.
                       Silver, Freedman & Taff, L.L.P.
                         1100 New York Avenue, N.W.
                           Washington, D.C.  20005
                               (202) 414-6100
                       (Agent for Service of Process)


                              November 20, 1996
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                          CALCULATION OF FILING FEE

Transaction Valuation*                                 Amount of Filing Fee
     $39,000,000                                              $7,800


* Calculated solely for the purpose of determining the filing fee, based upon the purchase of 1,500,000 shares at the maximum tender offer price of $26.00 per share.

[X] Check box if any of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $7,800           Filing Party: FFY Financial Corp.

Form or Registration No.: Schedule 13E-4   Date Filed:   November 20, 1996


      This Amendment No. 1 amends and supplements the Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement"), dated November 20, 1996, filed by FFY Financial Corp. (the "Company"), a Delaware corporation, relating to the Company's offer to purchase up to 1,500,000 shares of its common stock, par value $.01 per share (the "Shares"), at a purchase price not greater than $26.00 nor less than $24.00 per Share upon the terms and conditions set forth in the Offer to Purchase and related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached as Exhibits 9(a)(1) and 9(a)(2), respectively, to the Statement. Capitalized terms used herein but not otherwise defined shall have the meanings assigned to such terms in the Offer to Purchase.

Item 1.  Security and Issuer.

      The Offer expired at 5:00 p.m., New York time, on Friday, December 20, 1996. Pursuant to the Offer, the Company purchased 808,000 Shares at a purchase price of $26.00 per Share.

Item 8.  Additional Information.

      On December 23, 1996, the Company issued a press release announcing the preliminary results of the Offer, a copy of which is attached hereto as
Exhibit 9(a)(10) which is incorporated herein by reference. On December 30, 1996, the Company issued a press release announcing the final results of the Offer a copy of which is attached hereto as Exhibit 9(a)(11), which is incorporated herein by reference.

Item 9.  Material to be Filed as Exhibits.

      Item 9 is hereby amended to include the following additional exhibits:

      (a)(10) Text of Press Release issued by the Company, dated December 23, 1996.

      (a)(11) Text of Press Release issued by the Company, dated December 30, 1996.


                                  SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13E-4 is true, complete and correct.


January 3, 1997                        FFY FINANCIAL CORP.


                                       By:   Jeffrey L. Francis
                                       President and Chief Executive Officer